Exhibit 99.1

Descartes Acquires Impatex

Adds UK Forwarder Community to Descartes Global Logistics Network and Enhances European Customs and Forwarding Market Coverage

WATERLOO, Ontario, December 23, 2013 – Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, acquired Impatex Freight Software Limited (“Impatex”), a leading provider of electronic customs filing and freight forwarding solutions in the UK.

Impatex brings more than 200 freight forwarder customers to Descartes’ Global Logistic Network, with the majority of these in the UK. By combining Impatex’s leading UK customs and forwarding solutions with Descartes’ global community of logistics participants and logistics management solutions, customers now have a single trusted partner to help them manage their shipments across the globe.

The European customs compliance market is characterized by a complex framework of member states, each with different regulations, languages, and systems. Transportation carriers, logistics intermediaries and shippers look to technology partners, like Descartes and Impatex, to manage this complex environment. Freight forwarding operations are also faced with similar business and regulatory challenges at a local level. Freight forwarding technology solutions address those local challenges to allow users to operate efficiently and with a high degree of confidence.

“Impatex has been developing its feature-rich, UK customs compliance platform in a transaction-based revenue business model for more than 20 years,” said Edward J. Ryan, Descartes’ CEO. “Impatex strengthens Descartes’ Customs and Regulatory Compliance platform with additional functionality and a broader set of services for the UK market. In addition, Impatex’s NetFreight forwarding application provides an agile operations platform for smaller forwarders to address local needs while extending their business reach and efficiency through integration with Descartes’ Global Logistics Network.”

“We welcome Impatex and its customers to the Descartes community”, said Richard Dobber, SVP of European Sales at Descartes. “We look forward to helping Descartes’ Global Logistics Network customers further enhance their own logistics operations through access to Impatex’s logistics community and market-leading UK compliance solutions. At the same time, we’re very excited to introduce Descartes’ logistics management portfolio to Impatex customers, helping them connect to the global logistics community and operate even more efficiently and effectively.”

Impatex is headquartered in Cadnam, UK. The all cash purchase price for the acquisition was GBP 5.1 million (approximately USD $8.3 million at December 20, 2013). Descartes funded the purchase price for this acquisition by drawing on its existing acquisition line of credit.

About Descartes

Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 171,000 parties using its cloud based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

About Impatex

For more information about Impatex, visit www.impatex.com.

Global Media Contact

Mavi Silveira
+1(800) 419-8495 ext. 202416
msilveira@descartes.com

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.